SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Joint Oil Block Exploration and Production Sharing Agreement (redacted).

2

Document 1

3

"7th of November'' Block EXPLORATION AND PRODUCTION SHARING AGREEMENT BETWEEN JOINT EXPLORATION EXPLOITATION AND PETROLEUM SERVICES COMPANY AND CANADIAN SUPERIOR ENERGY INC. August 2008

August 27, 2008	7th of November Block/EPSA

TABLE OF CONTENTS

	PREAMBLE		6

ARTICLE 1	DEFINITIONS		7

ARTICLE 2	EXHIBITS TO THE PETROLEUM AGREEMENT		12

ARTICLE 3	SCOPE		12

ARTICLE 4	TERM		12

	4.1	TERM OF THE PETROLEUM AGREEMENT	12
	4.2	WITHDRAWAL BY SECOND PARTY	12
	4.3	TERMINATION AT THE END OF THE EXPLORATION PERIOD	13

ARTICLE 5	MANAGEMENT COMMITTEE		13

	5.1	APPOINTMENT OF MANAGEMENT COMMITTEE	13
	5.2	CHAIRMAN AND SECRETARY OF THE MANAGEMENT COMMITTEE	14
	5.3	DECISIONS	14
	5.4	MEETINGS	15
	5.5	PROCEDURES	16

ARTICLE 6	OPERATOR		16

	6.1	OPERATOR	16
	6.2	OPERATOR'S OBLIGATIONS AND DUTIES	17

ARTICLE 7	WORK PROGRAM AND BUDGETS		18

	7.1	WORK PROGRAM	18
	7.2	RELEVANT DATA	19

ARTICLE 8	CONTRACTORS, LOCAL WORK AND PERSONNEL		19

	8.1	CONTRACTORS	19
	8.2	PRIORITY TO LOCAL WORK	19
	8.3	HIRING AND TRAINING OF LIBYAN AND TUNISIAN PERSONNEL	20
	8.4	LABOR AND SOCIAL SECURITY	20

ARTICLE 9	SAFETY, POLLUTION AND EMERGENCY		20

ARTICLE 10	COMMENCEMENT OF PETROLEUM OPERATIONS		21

ARTICLE 11	LIMITS ON EXPENDITURES BY OPERATOR		21

ARTICLE 12	SECOND PARTY'S MINIMUM EXPLORATION COMMITMENT		21

	12.1	MINIMUM EXPLORATION COMMITMENT	21
	12.2	EXPLORATION PERIOD	22
	12.3	PENALTIES IN CASE OF NON-FULFILMENT OF MINIMUM EXPLORATION PROGRAM	22

ARTICLE 13	APPRAISAL AND FIELD DEVELOPMENT FEASIBILITY STUDIES		23

	13.1	PROMPT APPRAISAL AND REPORT BY OPERATOR	23
	13.2	REVIEW BY THE MANAGEMENT COMMITTEE	23

August 27, 2008	2	7th of November Block/EPSA

ARTICLE 14	COMMERCIAL DISCOVERY AND DEVELOPMENT PLAN		23

	14.1	CRUDE OIL	23
	14.2	NON-ASSOCIATED GAS	25
	14.3	DELINEATION OF AN EXPLOITATION AREA	25
	14.4	TERMINATION OF AN EXPLOITATION AREA	25

ARTICLE 15	PRODUCTION PROGRAMS AND MAKE-UP OF UNDERLIFTINGS		25

	15.1	PRODUCTION PROGRAMS	25
	15.2	PRODUCTION RATE	25
	15.3	TAKING IN KIND	26
	15.4	LIFTING	26
	15.5	USE OF ASSOCIATED GAS	26
	15.6	JOINT GAS MARKETING	27

ARTICLE 16	ABANDONMENT AND REMOVAL		27

ARTICLE 17	SHARING OF PETROLEUM PRODUCTION		28

	17.1	ALLOCATION OF PETROLEUM	28
	17.2	PRODUCTION BONUS	30
	17.3	VALUATION	30
	17.4	ILLUSTRATION	30

ARTICLE 18	COSTS AND EXPENSES		30

	18.1	COSTS AND EXPENSES OF PETROLEUM OPERATIONS	30
	18.2	HEAD OFFICE OVERHEAD CHARGES	31
	18.3	DEVELOPMENT EXPENDITURE UPLIFT.	31
	18.4	COST RECOVERY PRIORITY	31

ARTICLE 19	INSURANCE AND LIABILITIES		31

	19.1	INSURANCE	31

ARTICLE 20	OWNERSHIP AND USE OF ASSETS		32

	20.1	OWNERSHIP OF ASSETS	32
	20.2	EXCLUSIVE USE OF ASSETS	32
	20.3	USE OF ASSETS EXCLUSIVELY OWNED BY THE PARTIES	32
	20.4	TRANSFER AND SELLING OF ASSETS BELONGING TO FIRST PARTY	32
	20.5	EXCHANGE OF ASSETS	32
	20.6	USAGE OF SURPLUS CAPACITY	33

ARTICLE 21	TECHNICAL ASSISTANCE AND SERVICES BY THE PARTIES AND AFFILIATES		33

ARTICLE 22	DATA		34
	22.1	TITLE TO DATA	34
	22.2	EXCHANGE OF DATA	34
	22.3	DATA TRADE	34
	22.4	CONFIDENTIALITY	34
	22.5	TECHNOLOGY	35

August 27, 2008	3	7th of November Block/EPSA

ARTICLE 23	INCOME TAX, ROYALTIES, TAXES AND DUTIES		35

	23.1	INCOME TAX AND ROYALTIES	35
	23.2	EXEMPTIONS	36
	23.3	EMPLOYEES AND CONTRACTORS	36
	23.4	AMOUNTS PAYABLE TO FIRST PARTY	36
	23.5	CUSTOMS DUTIES	36
	23.6	OTHER AGREEMENTS	37

ARTICLE 24	BOOKS, ACCOUNTS AND AUDITS		37

	24.1	OPERATOR'S RESPONSIBILITY FOR BOOKS AND ACCOUNTS	37
	24.2	ACCOUNTING PROCEDURE	37
	24.3	AUDITS	37

ARTICLE 25	APPLICABLE LAW		38

	25.1	APPLICABLE LAW	38

ARTICLE 26	FORCE MAJEURE		39

	26.1	EXCUSE OF OBLIGATIONS	39
	26.2	NOTIFICATION	39
	26.3	EXTENSION OF TERM	39
	26.4	DISPUTE	39

ARTICLE 27	SETTLEMENT OF DIFFERENCES		39

	27.1	AMICABLE SETTLEMENT	39
	27.2	ARBITRATION	39

ARTICLE 28	ASSIGNMENT		40

	28.1	ASSIGNMENT BY FIRST PARTY	40
	28.2	ASSIGNMENT BY SECOND PARTY	40
	28.3	ASSIGNMENT TO AN AFFILIATE	40
	28.4	GUARANTEE	40
	28.5	MERGERS	41

ARTICLE 29	TERMINATION		41

	29.1	RIGHT OF TERMINATION	41
	29.2	ACCELERATION	41

ARTICLE 30	STATUS OF THE PARTIES		42

ARTICLE 31	REPRESENTATION		42

ARTICLE 30	MISCELLANEOUS		42

	32.1	NOTICES	42
	31.2	ADMISSION AND CIRCULATION OF FOREIGN STAFF	43
	32.3	NO WAIVER, CUMULATIVE REMEDIES	43
	32.4	AMENDMENTS	43
	32.5	SATISFACTORYDOCUMENTATION	43
	32.6	NATIONAL DEFENCE AND SECURITY OF TUNISIA AND GSPLAJ	44
	32.7	CONFIDENTIALITY OF PETROLEUM AGREEMENT	44
	32.8	ENTIRETY OF PETROLEUM AGREEMENT	44
	32.9	NO THIRD PARTY BENEFICIARIES	44
	32.10	LANGUAGE	45

August 27, 2008	4	7th of November Block/EPSA

	32.11	HEADINGS	45
	32.12	UNITIZATION	45
	32.13	PUBLIC ANNOUNCEMENTS	45

ARTICLE 33	APPROVAL OF TUNISIAN AND LIBYAN AUTHORITIES		45

	33.1	APPROVALS	45

ARTICLE 34	EFFECTIVE DATE		46

	34.1	EFFECTIVE DATE	46

EXHIBITS

1 -EXHIBIT"A"	DESCRIPTION OF THE CONTRACT AREA

2 -EXHIBIT "B"	MINIMUM EXPLORATION PROGRAM FOR THE EXPLORATION PERIOD

3 -EXHIBIT "C"	CALCULATION EXAMPLE FOR DETERMINATION OF EACH PARTY'S SHARE OF PETROLEUM.

4- EXHIBIT "D1"	BANK GUARANTEE

5- EXHIBIT "D2"	CORPORATE GUARANTEE

6 -EXHIBIT "E"	ACCOUNTING PROCEDURE

August 27, 2008	5	7th of November Block/EPSA

This Exploration and Production Sharing Agreement ("Petroleum Agreement") is made on the 27th day of August 2008.

By and between

JOINT EXPLORATION, EXPLOITATION AND PETROLEUM SERVICES COMPANY (hereinafter referred to as "Joint Oil" or "First Party"), a company established by virtue of the agreement signed between the Great Socialist People's Libyan Arab Jamahiriya ("GSPLAJ") and the Republic of Tunisia (TUNISIA) on the 8th of August, 1988 and complemented by the agreement signed between the GSPLAJ and TUNISIA on 25th of October, 1995 ("Complementary Agreement") (both agreements hereinafter referred to as "Agreement")

and

CANADIAN SUPERIOR ENERGY INC., a company established under the laws of the Province of Alberta, Canada and having a branch office in Calgary, Alberta, Canada (hereinafter referred to as "Canadian Superior" or "Second Party" or "SNG")

(First Party and Second Party are individually referred to as Party and as collectively Parties)

WITNESSETH

WHEREAS, all Petroleum existing within the Contract Area as defined in Article 1 of this Petroleum Agreement, are national riches of GSPLAJ where located on the Libyan side of the delimitation line of the continental shelf and of TUNISIA where located on the Tunisian side of the delimitation line of the continental shelf; and

WHEREAS, First Party, pursuant to the Agreement between GSPLAJ and TUNISIA for the establishment of Joint Oil has the exclusive right to explore for, develop and produce Petroleum in and throughout the Contract Area described in Exhibit "A" hereto; and

WHEREAS, National Oil Corporation of GSPLAJ ("NOC") and Entreprise Tunisienne d'Activites Petrolieres ("ETAP") of TUNISIA have executed Articles of Association of Joint Oil dated December 7, 1988 (the "Articles of Association"); and

WHEREAS, National Oil Corporation of GSPLAJ ("NOC") has assigned its total share in Joint Oil to Libya Oil Holdings LTD. (LOH) by virtue of General Assembly decision dated January 13, 2008;and

WHEREAS, by virtue of Article 5 of the Complementary Agreement and Article 2, Paragraph 4 of the Articles of Association, First Party is authorized and empowered to enter into this Petroleum Agreement; and

WHEREAS, each Party recognizes and acknowledges that the other Party is entering into this Petroleum Agreement as a legal entity empowered to contract and each Party accepts that no person or entity other than the other Party may be liable or responsible for such other Party's obligations hereunder, except in accordance with an express written guarantees such as the Guarantees set forth in Exhibits "01" and "02" hereto; and

NOW, THEREFORE, and in consideration of the mutual covenants, conditions and obligations herein contained, the Parties agree as follows:

August 27, 2008	6	7th of November Block/EPSA

ARTICLE 1: DEFINITIONS

The following definitions of certain words and terms used in this Petroleum Agreement shall apply (in both singular and plural forms) for the purpose of this Petroleum Agreement:

1.1	"ABANDONMENT"

Means the abandonment activities, including but not limited to: the plugging and abandonment of wells, the decommissioning and removal of all plants and facilities and the restoration of sites used for Petroleum Operations hereunder to a standard required under the Unified Petroleum Regulations and in accordance with Good Oilfield Practices.

1.2	"AFFILIATE"

Means, with respect to any Party, any other corporate entity that, directly or indirectly, controls, is controlled by, or is under common control with such Party. For the purpose of this definition, "control" means the ownership directly or indirectly through one or more Affiliates, of more than 50% of the voting shares or equivalent interest in corporate entity.

1.3	"APPRAISAL"

Means the appraising by all appropriate means of the limits and production capacity of a Field, including, without limitation: geological and geophysical surveys; any operations undertaken to determine the location of Appraisal Wells; drilling of Appraisal Wells; and reservoir and other studies.

1.4	"APPRAISAL WELL"
Means any well whose purpose, at the commencement of drilling such well, is the determination of the extent or the volume of hydrocarbon reserves contained in an existing Discovery.
1.5	"ASSOCIATED GAS"
Means Natural Gas that is existing or exists in a Reservoir in solution with Crude Oil.
1.6	"BARREL"
Means a quantity or unit of Crude Oil equal to forty two (42) United States of America gallons at standard conditions (sixty (60) degrees Fahrenheit, 14.7 psia).
1.7	"BUDGET"
Means a cost estimate of all items included in a Work Program.
1.8	"CALENDAR YEAR"
Means a period of twelve (12) months according to the Gregorian Calendar commencing on January 1st and ending on the following December 31st.
1.9	"COMMERCIAL DISCOVERY"

Means a discovery(ies) of Petroleum that has been duly evaluated after an appropriate Appraisal program as per Article 13.1, and which can be produced commercially according to Good Oilfield Practices, after the consideration of all pertinent technical and economic data and which has been declared as such in accordance with Article 14 hereto.

August 27, 2008	7	7th of November Block/EPSA

1.10	"COMPETENT AUTHORITY"
Means such authority in charge of Oil and Gas sector in GSPLAJ and the Ministry in charge of hydrocarbons in TUNISIA and any other relevant authority in either country as the context requires.
1.11	"COMPLEMENTARY AGREEMENT"

Means the agreement concluded on 25/10/1995 between the Great Socialist Peoples Libyan Arab Jamahiriya and the Republic of Tunisia complementing the agreement dated August 8, 1988 establishing Joint Oil.

1.12	"CONTRACT AREA"
Means, as of the Effective Date, the entire area which is described in Exhibit "A" hereto, subject to the provisions of this Petroleum Agreement.
1.13	"CONTRACT YEAR"
Means a period of twelve (12) months according to the Gregorian Calendar counted from the Effective Date or from any anniversary of the Effective Date.
1.14	"CRUDE OIL"
Means crude petroleum, regardless of gravity, produced at the well by ordinary production methods and includes all Natural Gas liquids, Associated Gas and condensates.
1.15	"DEVELOPMENT EXPENDITURES"
Means any and all costs, expenses and liabilities arising from or relating to Development Operations.
1.16	"DEVELOPMENT OPERATIONS"

Means any and all operations, including primary and enhanced recovery projects and pressure maintenance, conducted with a view to developing a Field or cluster of Fields in the Contract Area declared as a Commercial Discovery, including, without limitation: the drilling of Development Wells, the engineering, building and erecting or laying of production plants and facilities (including, without limitation: separators, compressors, generators, pumps, tanks, gathering lines, pipelines, and all facilities required to be installed for production, pressure maintenance, treatment, storing and transporting of Petroleum and loading Petroleum into seagoing tankers), the obtaining of such materials, equipment, machinery, articles and supplies (including, without limitation, all items listed above) as may be required or expedient for the above activities; and all auxiliary operations and activities required or expedient for the better conduct or result of the above activities.

1.17	"DEVELOPMENT PLAN"

Means  a time scheduled program specifying Development Operations required to develop a particular Field or cluster of Fields, such as initial, intermediate or complete Field or cluster of Fields development, a Field or cluster of Fields extension, or a secondary or other recovery project adopted in accordance with Article 14 hereof.

1.18	"DEVELOPMENT WELL"
Means as given in the Lahee Classification.

August 27, 2008	8	7th of November Block/EPSA

1.19	"DISCOVERY"
Means a discovery made when Petroleum has been found as a result of the drilling and testing of a New-Field Wildcat well.
1.20	"EFFECTIVE DATE"
Means the date at which the approval of this Petroleum Agreement by the Competent Authority of GSPLAJ and the Competent Authority of TUNISIA is notified by First Party to Second Party.
1.21	"EXPLOITATION AREA"

Means an area within the Contract Area covering the whole extension of the underlying structures or stratigraphic closures defining a Reservoir or pay zone of a concerned Field where a Commercial Discovery has been made.

1.22	"EXPLOITATION OPERATIONS"
Means any and all Petroleum Operations including abandonment operations that are not Exploration Operations or Development Operations.
1.23	"EXPLOITATION OPERATING EXPENDITURE"

Means any and all costs, expenses and liabilities arising from or relating to Exploitation Operations that shall include costs, expenses and liabilities for petroleum engineering and other studies and advice, for workovers and for operating, staffing, supervising, servicing, repairing and maintaining any and all wells, plant, equipment, pipelines, terminals and all other installation facilities, abandonment costs as referred to in Article 16 hereafter and relevant administrative costs and overheads.

1.24	"EXPLORATION AREA"
Means the entire Contract Area or the remaining area after deduction of the acreage of any Exploitation Area.
1.25	"EXPLORATION EXPENDITURES"
Means any and all costs, expenses and liabilities of or relating to Exploration Operations.
1.26	"EXPLORATION OPERATIONS"

Means any and all operations conducted with a view to discovering Petroleum Fields, including, without limitation: any and all activities necessary to commence operations, any and all topographical, hydrographical, geological, geophysical, aerial and other surveys and activities (including interpretations, analyses and related studies) having as a scope the subsurface investigation for the proper location of Exploration Wells and Appraisal Wells, the drilling of stratigraphic test holes, the spudding, drilling, testing, coring, logging, equipping, completing and/or abandoning of Exploration Wells or Appraisal Wells, the obtaining of such material, equipment, machinery, articles and supplies as may be required or expedient for the above activities and all auxiliary operations and activities required or expedient for the better conduct or result of the above activities.

1.27	"EXPLORATION PROGRAM"
Means the Exploration Program specified in Exhibit "B".

August 27, 2008	9	7th of November Block/EPSA

1.28	"EXPLORATION PERIOD"
Means the period of Seven (7) Contract Years, commencing on the Effective Date as set forth and provided in Article 12.2 hereof.
1.29	"EXPLORATION WELL"
Means any well classified as New-Field Wildcat, or deep pool test or shallow pool test in accordance with Lahee Classification.
1.30	"FIELD"
Means one or more Reservoirs distributed vertically and producing through the same operating system.
1.31	"GOOD OILFIELD PRACTICES"

Means those practices, methods, standards, and procedures generally accepted and followed by prudent, diligent, skilled and experienced operators in petroleum exploration, development and production operations and which, at the particular time in question, in the exercise of reasonable judgment and in light of facts then known at the time a decision was made, would be expected to accomplish the desired results and goals.

1.32	"LAHEE CLASSIFICATION"
Means the classification given in "Drilling and Statistics for 1943," by F.H. Lahee, as published in the Bulletin of the American Association of Petroleum Geologists, Volume 28, Number 6, June 1944.
1.33	"LIQUEFIED PETROLEUM GAS (LPG)"
Means a mixture of propane and butane separated from Natural Gas by extraction, compression or other processes as per standard specification laid down by the relevant governmental authority
1.34	"MANAGEMENT COMMITTEE"
Means the committee to be appointed under Article 5 hereof.
1.35	"MAXIMUM EFFICIENT RATE" OR "MER"
Means the maximum production rate of a Reservoir above which there will be damage to Reservoir performance that may cause reduction in ultimate reserves.
1.36	"NATURAL GAS"

Means a mixture of hydrocarbon substances and varying quantities of non-hydrocarbon substances that exist either in the gaseous phase or in solution with Crude Oil and would be in gaseous or vaporous form when produced at standard conditions of pressure and temperature, regardless of their status in natural underground Reservoirs.

1.37	"NEW-FIELD WILDCAT"
Means as given in the Lahee Classification.
1.38	"NON-ASSOCIATED GAS"
Means Natural Gas other than Associated Gas.
1.39	"OPERATOR"
Means the entity as may be appointed by the Parties to carry out Petroleum Operations pursuant to this Petroleum Agreement.

August 27, 2008	10	7th of November Block/EPSA

1.40	"PARTY" OR "PARTIES"
Means First Party and/or the Second Party and any assignee who joins the Petroleum Agreement as per Article 28.
1.41	"PETROLEUM"

Means Crude Oil, Natural Gas, solid petroleum (such as asphalt, petroliferous rocks and petroleum shale), and all other hydrocarbon substances that may be found in and produced or otherwise obtained and saved from the Contract Area.

1.42	"PETROLEUM AGREEMENT"
Means this instrument, including all exhibits attached hereto, all of which are hereby made a part hereof.
1.43	"PETROLEUM OPERATIONS"
Means any and all Exploration Operations, Development Operations, Exploitation Operations and Abandonment operations.
1.44	"PETROLEUM OPERATION EXPENDITURES"

Means any and all costs, expenses and liabilities directly related to or in respect of Petroleum Operations, which include Exploration Expenditures, Development Expenditures, Exploitation Operating Expenditures, and  Development Expenditures uplift, as per Article 18.4 herein, but excluding:

	a)	interest charges or other financing charges of any nature incurred by Second Party; and
	b)	any expenses incurred by Second Party prior to Effective Date.
1.45	"PIPELINE GAS"
Means Natural Gas having characteristics in accordance with the local and/or international market(s) requirements.
1.46	"(R) RATIO"
Means the ratio as indicated in Article 17.
1.47	"RESERVOIR"
Means a natural body of porous and permeable rock that serves as a place of accumulation of hydrocarbon and with fluid transmitting capacity.
1.48	"SUBCONTRACT AREA"
Means a division of the Contract Area described in Exhibit "A" herein.
1.49	"UNIFIED PETROLEUM REGULATIONS", "UPR"
Means the rules issued in accordance with Article 3 of the Complementary Agreement.
1.50	"U.S. DOLLARS" OR "U.S. $"
Means Dollars of the United States of America.
1.51	"WORK PROGRAM"
Means a statement itemizing the Petroleum Operations to be carried out in the Contract Area pursuant to this Petroleum Agreement during any Calendar Year or part thereof.

August 27, 2008	11	7th of November Block/EPSA

ARTICLE 2: EXHIBITS TO THE PETROLEUM AGREEMENT

Exhibits "A", "B", "C", "01", "02"  and "E" are hereby made an integral part of this Petroleum Agreement.

EXHIBIT "A"	DESCRIPTION OF THE CONTRACT AREA

EXHIBIT "B"	MINIMUM EXPLORATION PROGRAM FOR THE EXPLORATION PERIOD

EXHIBIT "C"	CALCULATION EXAMPLE FOR DETERMINATION OF EACH PARTY'S SHARE OF PETROLEUM.

EXHIBIT "D1"	BANK GUARANTEE EXHIBIT

EXHIBIT "D2"	CORPORATE GUARANTEE

EXHIBIT "E"	ACCOUNTING PROCEDURE

ARTICLE 3: SCOPE

The Parties recognize that this Petroleum Agreement does not award ownership rights over Petroleum in situ in the Contract Area.

The Petroleum Agreement governs the manner in which Petroleum Operations are to be conducted by both Parties and the rights to and allocation of Petroleum produced and saved under this Petroleum Agreement from the Contract Area.

ARTICLE 4: TERM

4.1	TERM OF THE PETROLEUM AGREEMENT

Subject to the extensions to be agreed upon between the Parties, the term of the Petroleum Agreement shall be thirty (30) Contract Years commencing on the Effective Date including the Exploration Period

4.2	WITHDRAWAL BY SECOND PARTY
	4.2.1	Second Party shall have the right:
a)

to withdraw, upon ninety (90) days prior written notice to First Party from this Petroleum Agreement at any time during the Exploration Period, provided that the Exploration Program applicable to the Contract Area has been properly completed or Second Party has paid to First Party the amounts specified in Article 12 hereof for the number of kilometres of seismic survey not completed and well(s) not drilled.

		b)	to withdraw, without prejudice to Article 16 and upon one hundred eighty (180) days prior written notice to First Party, from any Exploitation Area at any time provided:

August 27, 2008	12	7th of November Block/EPSA

1)

Second Party has fulfilled all of its duties and obligations under this Petroleum Agreement, in particular those committed before withdrawal notice, accrued up to the time of such withdrawal and any direct consequences arising within sixty (60) months thereof. It is understood that in case First Party decides to continue the production from any Exploitation Area, as provided in Article16.5.d below, Second Party is free from any obligation and has no right related to the considered Exploitation Area to the future exploitation of the subject Exploitation Area and

		2)	all costs and expenses related to withdrawal shall be borne by Second Party.
4.2.2

Should the Second Party be composed of more than one legal entity and in case of withdrawal of any member of Second Party or in case it is unable to perform its obligations for any reason according to the provisions of this Petroleum Agreement including cases provided for in Article 29, the remaining member(s) of Second Party shall assume the obligations and duties of such withdrawing/defaulting member(s).

	4.2.3	In the event that the withdrawing member is the Operator appointed under Article 6 herein, any non-withdrawing member shall assume its obligations and duties subject to First Party approval.
4.3	TERMINATION AT THE END OF THE EXPLORATION PERIOD
4.3.1

At the end of the Exploration Period and any extension thereof, only the Exploitation Area delineated pursuant to Article 14.3 shall be retained under this Petroleum Agreement together with any Exploitation Area(s) that may previously have been delineated and this Petroleum Agreement shall terminate in respect to the remaining of the Contract Area.

	4.3.2	Without prejudice to Article 22, First Party shall have the right to freely use or dispose of all data generated and/or compiled by Operator relating to such Contract Area.
4.3.3

Upon termination of this Petroleum Agreement pursuant to Article 4.3.1 or otherwise, First Party shall have the right to dispose of all or part of the areas as the case may be, with respect to which this Petroleum Agreement has terminated.

ARTICLE 5: MANAGEMENT COMMITTEE

5.1	APPOINTMENT OF MANAGEMENT COMMITTEE
5.1.1

Petroleum Operations shall be conducted under the direction, control and supervision of a Management Committee equally composed of four (4) members. Two (2) members shall be appointed by First Party and the other members by Second Party. Each Party may bring in a reasonable number of advisors, with no voting power. The Management Committee shall be formed not later than one (1) month after the Effective Date. Each Party shall notify the other in writing of the members of the Management Committee appointed by that Party.

August 27, 2008	13	7th of November Block/EPSA

	5.1.2	The Management Committee shall conduct its business in accordance with the provisions of this Petroleum Agreement.
5.2	CHAIRMAN AND SECRETARY OF THE MANAGEMENT COMMITTEE
The chairman of the Management Committee shall be appointed by First Party. The secretary shall be appointed by the Management Committee and may be selected from the Operator's personnel.
5.3	DECISIONS

Decisions of the Management Committee shall be made by unanimous vote of its members, present or duly represented. The decisions of the Management Committee shall be final and binding on the Parties and shall be implemented with due diligence by Operator. Management Committee shall decide on matters relating to Petroleum Operations, including, without limitation, the following:

5.3.1

review, examine and approve the Work Program and Budget for the succeeding Calendar Year covering the relevant capital expenditures, operating expenditures and organization charts to implement such Work Program and Budget. The Management Committee may make such modifications in such Work Program and Budget as it deems appropriate;

	5.3.2	review the Discovery report(s) with a view to determining whether to proceed with Appraisal or otherwise;
	5.3.3	decide on (R) Ratio value to be used for each Calendar Year subject to the terms and conditions provided herein;
	5.3.4	review the statement of costs and expenditures (in particular costs and expenses related to cost recovery) for the year elapsed, as submitted by the Operator;
5.3.5

decide on any additional matters required by the provisions of this Petroleum Agreement as necessary or proper to accomplish the objective and purpose of this Petroleum Agreement, provided , however, that no decision shall be made contrary to the provisions of this Petroleum Agreement ;

	5.3.6	review and adopt the Development Plan and Budget for each Field;
	5.3.7	demarcate the Exploitation Area of each Field in accordance with Article 14.3 hereof;
	5.3.8	determine the date of commencement of commercial production of each Field;
	5.3.9	review and approve the yearly production program proposed by the Operator and possible revisions of this program;
	5.3.10	review and approve the insurance program proposed by the Operator;

August 27, 2008	14	7th of November Block/EPSA

	5.3.11	review and approve personnel training programs;
5.3.12

review  and approve the policy and procedures  manual  prepared by the Operator regulating  the technical,  financial,  bidding  and  contracting  and  other  rules and procedures for carrying out Petroleum Operations;

	5.3.13	approve the disposal of equipment and materials in accordance with the provisions of this Petroleum Agreement;
	5.3.14	approve, each Calendar Year, an investment and production plan for the next four (4) years;
	5.3.15	approve the award of contract and/or purchase orders to any Affiliate;
	5.3.16	without prejudice to the rights of the Management Committee to request information on any contractors I bidders, and to approve:
		a)	the list of contractors to be invited to bid, such list being proposed by the Operator for contracts the cost of which exceeds the amount of five hundred thousand (500.000) U.S. Dollars and
b)

the award of contracts the cost of which exceeds the amount of five hundred thousand (500.000) US. Dollars for the Exploration Operations, three million (3.000.000) U.S. Dollars for Development Operations and three hundred thousand (300.000) US. Dollars for the Exploitation Operations.

In selecting such contractor, preference shall be given to local contractors and thereafter to Affiliates of the Parties on a technically and economically competitive basis.
5.4	MEETINGS
	5.4.1	The Management Committee shall meet whenever necessary or expedient for the implementation of this Petroleum Agreement and at any time, a Party requests a meeting to be held.
In any event, the Management Committee shall meet at least twice per Calendar Year.

A meeting of the Management Committee may be convened by either Party giving not less than fifteen (15) working days' notice to the other Party, or, in a case requiring urgent action, by giving such shorter notice as may be agreed by the Parties. Such notice shall specify the proposed time, place, agenda of the meeting and proposals to be considered and/or voted upon (including available data and information relating to the matter to be considered) together with the proposed resolutions at the meeting.

5.4.2

Minutes of the Management Committee meetings shall be distributed to the members of the Management Committee for approval within fifteen (15) working days after the date of such meeting. Requests for correction may be issued within ten (10) working days of receipt. Beyond that time approval is assumed.

The approved minutes of the Management Committee meeting shall be forwarded to the Operator.
Without prejudice to the foregoing, the chairman of the Management Committee shall

August 27, 2008	15	7th of November Block/EPSA

notify the Operator in due course of the resolutions of the Management Committee that have been duly approved at the said Management Committee meeting.

Decisions of the Management Committee may be made by correspondence if both Parties have indicated their approval of a decision in such correspondence. The Operator shall be responsible, after coordination with the Chairman, for preparation of the agenda and supporting documents for each meeting of the Management Committee and for preparing minutes and keeping records of the meetings and decisions. Copies of such minutes shall be forwarded to each Party. The Parties shall have the right to inspect the records of the Management Committee at any time.

5.5	PROCEDURES
The Management Committee may adopt such procedures as it deems appropriate regarding the conduct of its meetings and the form of its decisions.

ARTICLE 6: OPERATOR

6.1	OPERATOR
6.1.1

Canadian Superior is hereby appointed Operator and agrees to serve as Operator with responsibility to carry out Petroleum Operations in accordance with the terms of this Petroleum Agreement under the control and supervision of the Management Committee appointed pursuant to Article 5. Within the Operator's corporate structure, a general manager shall be appointed by Second Party and an assistant general manager shall be appointed by First Party. The functions and duties of the general manager and assistant general manager shall be determined and assigned by the Management Committee in its first ordinary meeting.

6.1.2

The Operator shall be responsible for the ordinary organization structure and performance of the Petroleum Operations and shall, in particular supervise, direct, control and implement all decisions of the Management Committee with due diligence and in accordance with terms and conditions of this Petroleum Agreement.

6.1.3	In its capacity as Operator, Canadian Superior shall not enjoy any profit or suffer any loss when carrying out Petroleum Operations.
6.1.4

Should the Second Party be composed of more than one legal entity, they shall agree among themselves to appoint one of them who shall be entrusted with the conduct of the Petroleum Operations as Operator. The legal instrument governing relationship among Second Party partners shall be submitted to First Party for information.

6.1.5

The Operator, appointed pursuant to Article 6.1 above, may not resign or be replaced without the prior approval of First Party. The arrangement relating to the change of the Operator shall be submitted to First Party for approval.

6.1.6

Promptly after the execution of this Petroleum Agreement, the Operator shall prepare a policy and procedures manual regulating the technical, financial, contracting and other rules and procedures for the carrying out of Petroleum Operations under this

August 27, 2008	16	7th of November Block/EPSA

Petroleum Agreement and shall submit the same for approval to the Management Committee within six (6) months from the Effective Date and when so approved, the Operator shall strictly comply with such manual in the performance of its duties hereunder.

The Management Committee shall from time to time review such policy and procedures manual and approve any changes it deems appropriate for the conduct of Petroleum Operations.
6.2	OPERATOR'S OBLIGATIONS AND DUTIES
The following provisions cover the Exploration, Development and Exploitation Operations as applicable.
In addition to all of its responsibilities and duties, the Operator shall in particular be vested with the following duties:
	6.2.1	to carry out Petroleum Operations in the Contract Area in a manner consistent with modern international petroleum industry practices and techniques;
6.2.2

to procure services, engineering, studies, purchase or lease all material, equipment, machinery, articles and supplies required to be purchased or leased pursuant to any approved Work Program and Budget; subject however, to the prior consent of the Management Committee as per Article 5.3;

6.2.3

promptly pay all costs and expenses incurred by it in conducting Petroleum Operations under this Petroleum Agreement, when due and payable, and pay to the appropriate authorities, within the periods prescribed by the applicable laws and regulations, all taxes and duties that are applicable to the activities of the Operator;

6.2.4

to notify promptly the Management Committee of any claims and litigation arising out of or in connection with Petroleum Operations under this Petroleum Agreement and, unless otherwise directed by the Management Committee, prosecute, defend or settle such claims and litigation; provided, however, that the Operator shall notify the Management Committee of any settlement up to one hundred thousand (100,000.00) U.S. Dollars and seek prior approval of the  Management Committee for any settlement in excess of that amount;

6.2.5

to salvage and dispose of all economically recoverable material, equipment and supplies, which have become obsolete, surplus or junk in accordance with the procedure approved by the Management Committee and allocate the proceeds in accordance with the provision of Article 20;

	6.2.6	to keep the premises and property used for Petroleum Operations free from liens, charges and encumbrances arising out of actions of the Operator under this Petroleum Agreement;
6.2.7

to keep and maintain, in its premises in GSPLAJ and/or TUNISIA, complete records of all technical data and other operations, and provide the Management Committee with daily, monthly and annual progress reports and financial reports on the work performed as the Management Committee may from time to time prescribe;

August 27, 2008	17	7th of November Block/EPSA

6.2.8

to afford the Parties access to petroleum facilities and permit them to observe any Petroleum Operations, inspect materials, properties and examine cores, samples, maps, logs, surveys and other records relating to operations;

6.2.9

to furnish First Party with three (3) copies of all maps, logs, surveys, original geologic, geophysical, drilling and other records, reports and statements as well as cores and samples, concerning operations under this Petroleum Agreement;

6.2.10	to procure and maintain insurance coverage in accordance with international petroleum industry standards and such other insurance as may be requested by the Management Committee;
6.2.11	to carry out all of its duties under this Petroleum Agreement and promptly implement all decisions of the Management Committee;
6.2.12

to proceed with due diligence to acquire, construct, maintain and operate for the account of the Parties such rights, titles, interests, easements, estates, buildings, houses, installations, and facilities in GSPLAJ and TUNISIA as may be required for or in connection with the conduct of the Petroleum Operations and the fulfilment of the Development Plan pursuant to an approved Work Program and Budget;

6.2.13

to keep the accounting records of the Petroleum Operations hereunder in such manner as to present a fair, clear and accurate record of the costs, expenses and liabilities incurred in such Petroleum Operations and

6.2.14	to use properly Petroleum produced from the Contract Area for Petroleum Operations as per Unified Petroleum Regulations.

ARTICLE 7: WORK PROGRAM AND BUDGETS

7.1	WORK PROGRAM
7.1.1

As soon as possible after the Effective Date with regard to the remaining portion of the relevant Calendar Year and thereafter at least ninety (90) days prior to the beginning of each succeeding Calendar Year, Operator shall prepare and submit to the Management Committee a Work Program itemizing the Petroleum Operations to be carried out under this Petroleum Agreement and detailed Work Programs for the implementation of the Development Plan including, without limitation, the installation and operation of the relevant plant and facilities, as well as Budgets with respect thereto which shall contain a sufficient detail of all costs, expenses in respect of each such program, including inter alia:

		a)	a program for Exploration Operations for Crude Oil and Natural Gas and for Appraisal of any Discovery(ies) as the Management Committee may decide;
b)

a program for the implementation of the Development Plan and a program for the management of Reservoir(s) and production forecasts, (with alternate programs where appropriate), providing for wells, gathering systems, pipelines, terminals and other facilities;

August 27, 2008	18	7th of November Block/EPSA

		c)	an estimate of the manpower and general costs associated with or incidental to the above programs and
		d)	an estimate of the capital and operating costs of each of the above programs with the proper justification when appropriate.
7.1.2

The programs and budgets so adopted by the Management Committee shall constitute the approved Work Program and Budget for the immediately following Calendar Year and tentative programs and Budgets for the other following two (2) Calendar Years, if applicable.

7.2	RELEVANT DATA

Upon the commencement of commercial production, Operator shall, in addition to the requirements set out in Article 7.1, provide the Management Committee with the (R) Ratio for Contract Area, along with all relevant data, information, financial documentation and any other information the Management Committee may request for the proper determination by it of the relevant values to be used for the Calendar Year.

Subject to this Petroleum Agreement, the Parties undertake to supply the relevant information to enable the Operator to perform the above calculations.

ARTICLE 8: CONTRACTORS, LOCAL WORK AND PERSONNEL

8.1	CONTRACTORS
Operator may engage contractors to carry out any part of the Petroleum Operations authorized under this Petroleum Agreement provided that:
	a)	Operator has obtained the approval of the Management Committee for standard terms and conditions upon which such contractors will perform;
b)

Operator has obtained the specific prior written consent of the Management Committee in case the total contract value for the Petroleum Operations to be carried out exceeds {redacted} hundred thousand {redacted} U.S. Dollars for the Exploration Operations , {redacted} million {redacted} U.S. Dollars for Development Operations and {redacted} hundred thousand {redacted} U.S. Dollars for Exploitation Operations; and

	c)	Operator shall engage suitably qualified contractors who are Libyan and/or Tunisian nationals where available.
8.2	PRIORITY TO LOCAL WORK

In the procurement or acquisition of plants, equipments, services and supplies necessary to carry out Petroleum Operations as well as for the transportation of Petroleum and products derived therefrom, Operator shall always give priority to locally produced plant, equipment and supplies and/or services whenever such plant, equipment and supplies and/or services are locally available within the schedule and time required and offered at prices, quality and quantities equivalent to or more favourable than those offered for supply of comparable plant, equipment and supplies and/or services from abroad.

August 27, 2008	19	7th of November Block/EPSA

8.3	HIRING AND TRAINING OF LIBYAN AND TUNISIAN PERSONNEL
8.3.1

Operator shall hire Libyan and Tunisian nationals to carry out Petroleum Operations. Only in cases where specialized technical personnel are required and suitably qualified Libyan nationals or Tunisian nationals are not available, Operator may hire non-Libyan or non-Tunisian nationals to carry out Petroleum Operations.

8.3.2

Second Party shall be responsible for the training of Libyan and Tunisian personnel to enable the replacement of non-nationals, and to enable Libyan and Tunisian nationals to fill posts of higher responsibility. As soon as practicable after the Effective Date, Operator shall submit a program for training of Libyan and Tunisian personnel to the Management Committee for approval.

8.3.3

Operator shall be required to contact the employment offices and local authorities in order to notify them of potential employment opportunities for Libyan and Tunisian nationals and to engage Libyan and Tunisian nationals (both skilled and unskilled). Subject to the availability and qualification referred to in Article 8.3.1 above, Operator shall give priority to employ qualified personnel offered by such employment offices or local authorities and all unskilled workers are to be nationals.

8.4	Labor and Social Security
In accordance with the Complementary Agreement, expatriate employees of the Operator and its contractors shall be subject to Labor and Social Security rules specified in their employment contracts.
Libyan laws for labor and social security shall apply to Libyan nationals working in GSPLAJ and Tunisian laws for labor and social security to Tunisian nationals working in TUNISIA.
Libyan nationals who are working in TUNISIA and Tunisian nationals who are working in GSPLAJ are subject to labor and social security rules specified in their employment contracts.

ARTICLE 9: SAFETY, POLLUTION AND EMERGENCY

9.1

Operator shall take all proper measures necessary and proper to protect the marine environment and to preserve land and sea eco-system equilibrium and shall comply with all international petroleum practices in this regard.

9.2

Operator shall take necessary measures to protect life, property and provide safe working conditions consistent with the Unified Petroleum Regulations and international petroleum practices in this regard.

9.3

In the event of emergency, Operator shall take immediate action necessary to protect life, property and the marine and land environment and atmosphere. Should Operator fail to take such measures or actions, Joint Oil, on behalf of the Competent Authorities of GSPLAJ or TUNISIA or any other concerned governmental authority of GSPLAJ or TUNISIA shall carry out or direct the carrying out of such measures as it deems

August 27, 2008	20	7th of November Block/EPSA

necessary in the circumstances and shall be entitled to be reimbursed for the costs of such measures from Second Party as well as any damages and remedies paid to third parties as per Article 19.1.2.

ARTICLE 10: COMMENCEMENT OF PETROLEUM OPERATIONS

Second Party shall commence the Exploration Operations hereunder not later than ten (10) months after the Effective Date.

ARTICLE 11: LIMITS ON EXPENDITURES BY OPERATOR

Operator shall carry out each Work Program approved by the Management Committee within the limits of the Budget approved therefore and shall not undertake any operations not included in an approved Work Program or make any expenditures not itemized in an approved Budget except as follows:

(a)

where expenditures for an item specified in the Budget is expected to be in excess of the budgeted amount and is necessary to carry out an approved Work Program, Operator is authorized to make such excess expenditures, up to ten percent (10%) of the approved Budget for such item or three hundred thousand (300,000) U.S. Dollars, whichever is less and provided further that such excess expenditures shall be reported promptly to the Management Committee by Operator.

(b)

Operator is authorized to make additional expenditures for Petroleum Operations not included in an approved Work Program and not provided for in an approved Budget, up to but not exceeding in the aggregate three hundred thousand (300,000) U.S. Dollars in any one Calendar Year; provided, however, that such expenditures shall be reported promptly to the Management Committee by Operator.

If such expenditures are approved by the Management Committee, the aggregate amount of expenditures which Operator is authorized to make under this paragraph shall then again be three hundred thousand (300,000) U.S. Dollars provided such aggregate amounts shall not exceed six hundred thousand (600,000) U.S. Dollars in any one Calendar Year, and

(c)

without prejudice to Article 9.3 here above, in case of emergency, Operator may make such immediate expenditures, as it deems necessary for the protection of life, property, the marine and land environment and the atmosphere "Emergency Expenditures". Such Emergency Expenditures shall be reported promptly to the Management Committee and shall be Petroleum Operation Expenditures.

ARTICLE 12: SECOND PARTY'S MINIMUM EXPLORATION COMMITMENT

12.1	MINIMUM EXPLORATION COMMITMENT
Second Party undertakes, as a firm minimum exploration commitment, to complete the Exploration Program as set forth in Exhibit "B".

August 27, 2008	21	7th of November Block/EPSA

12.2	EXPLORATION PERIOD
	12.2.1	Subject to Article 13.1 hereof, the Exploration Period shall be for a period of seven (7) Contract Years from the Effective Date, divided into:
		(i)	a first phase of four (4) years; with an optional extension of one (1) year, based on technically justifiable reasons and approved by Joint Oil, which shall not be unreasonably withheld; and
		(ii)	a provisional second phase of three (3) years.
12.2.2

If there has not been sufficient time to complete the drilling of a Wildcat Well, well testing and/or •abandonment of Exploration Wells prior to the expiration of the fourth year of the first phase of the Exploration Period, Second Party shall notify the First Party to extend the first phase in accordance with the provision of article 12.2.1 (i) prior to expiration of the fourth year of the first phase.

12.2.3

Second Party shall notify the First Party of its wish to enter the second phase of the Exploration Period at least ninety (90) days prior to expiration of the first phase, as may have been extended, whereupon the Parties shall make all reasonable and bona fide attempts to agree upon a mutually acceptable Work Program in respect of such second phase and if agreement is reached as to such Work Program the Exploration Period shall be so continued. If no agreement is reached as to the Work Program the Exploration Period shall not extend into the second phase.

12.3	PENALTIES IN CASE OF NON-FULFILMENT OF MINIMUM EXPLORATION PROGRAM
	12.3.1	In the event that Second Party has not completed the Exploration Program in accordance with this Petroleum Agreement by the earlier of:
		(a)	the end of the first phase of the Exploration Period and any extension thereof;
		(b)	the date of any termination of this Petroleum Agreement,
then Second Party shall pay to First Party not later than forty five (45) days after such earlier time, an amount equals to the sum of
(i) eight thousand (8,000) U.S. $times the number of square Kilometres of three (3) dimensional seismic survey not completed; and
(ii) fifteen million (15,000,000) U.S. $times the number of New-Field Wildcat wells not drilled.
12.3.2

If Second Party fails to pay when due any amount owed to the First Party under this Article 12.3, then (in addition to all other rights and remedies provided to First Party hereunder or otherwise) interest shall accrue on such unpaid amount at the annual rate of LIBOR plus one and half percent (1.5%) payable monthly on demand within forty five (45) days.

August 27, 2008	22	7th of November Block/EPSA

Notwithstanding the termination in Article 4.3 above, Second Party shall have the right to retain the whole Exploration Area during the second phase of the Exploration Period.

ARTICLE 13: APPRAISAL AND FIELD DEVELOPMENT FEASIBILITY STUDIES

13.1	PROMPT APPRAISAL AND REPORT BY OPERATOR
Operator shall, not later than ninety (90) days after making a Discovery, submit a written report to the Management Committee setting forth all relevant information with respect to such Discovery.
The Management Committee, after review and evaluation of Operator's report mentioned above, shall decide within sixty (60) days whether to proceed with Appraisal or not.

If the Management Committee decides to proceed with an Appraisal of a Discovery, Operator shall proceed with such Appraisal Operations within two (2) years for oil and within three (3) years for gas. If an extension of the Exploration Period is required to complete this Appraisal, a reasonable period will be granted by Joint Oil not exceeding two (2) years.

Not later than ninety (90) days following execution of the above-mentioned Appraisal, Operator shall submit a report to the Management Committee, proposing either;
	a)	a complementary appraisal program or
b)

a field development feasibility study, which study shall be submitted to the Management Committee. Such study  includes, without  limitation, relevant technical and economic analysis and shall be clearly set out and contain all relevant data, information, calculations, drawings, schedules, etc. relevant to a decision by the Management Committee as to whether or not to proceed with the development of the relevant Field or cluster of Fields.

13.2	REVIEW BY THE MANAGEMENT COMMITTEE

The Management Committee shall promptly examine all said reports, studies and conclusions  and any other data  it may request from Operator with the view to determining whether to proceed with the Development of the relevant Field or cluster of Fields.

ARTICLE 14: COMMERCIAL DISCOVERY AND DEVELOPMENT PLAN

14.1	CRUDE OIL
14.1.1

If the Management Committee decides to proceed with the development of a Field or cluster of Fields where a Discovery of Crude Oil, has been made, it shall declare a Commercial Discovery, delineate its Exploitation Area and adopt a Development Plan with respect to such Field or cluster of Fields. Thereafter, the Management Committee may from time to time adopt further Development Plans for such Field or cluster of Fields. Each Development Plan will be sufficiently detailed and

August 27, 2008	23	7th of November Block/EPSA

comprehensive in scope to provide a basis for calculating Development Expenditures and determining Work Program and Budget requirements.
14.1.2	The Development Plan shall be clearly set out and shall include, but not be limited to the following items:
	a)	a geologic and geophysical evaluation with the relevant log interpretation records, structural maps, net and gross isopach maps of the objectives, and test recordings and interpretations;
	b)	an estimate of the hydrocarbon in place and the recoverable reserves;
	c)	an extensive reservoir study showing production method(s), driving mechanism, prediction of reservoir behaviour with time under optimum technical and economic scheme of development;
	d)	a comprehensive study of the plan required for the production, processing, transport and storage of hydrocarbons including but not limited
		(i)	the number of platforms, their type, size and productive capacity;
		(ii)	the estimated number of production, injection and observation wells;
		(iii)	the separation, treatment and injection facilities;
		(iv)	storage, transportation and loading storage facilities;
		(v)	onshore facilities and installations, and
		(vi)	all layout support calculation sheets with detailed drawings.
	e)	the cost estimates and economic evaluation taking into account the location, water depth, meteorological conditions, the price of Petroleum and other relevant data;
	f)	a gas utilisation scheme for the Associated Gas which includes
		(i)	use in Petroleum Operations, such as power generation, secondary recovery and pressure maintenance, etc
		(ii)	commercialisation of the excess Associated Gas; and
		(iii)	storage or disposal of the excess Associated Gas according to the laws and regulations;
	g)	a schedule of the implementation of the Development Plan and the required manpower;
	h)	a study of the impact on the environment and the measures considered to avoid, reduce or eliminate the effect of the possible pollution and
	i)	basic principles of emergency and safety for personnel, development and operations.

August 27, 2008	24	7th of November Block/EPSA

	14.1.3	Operator shall without unreasonable delay implement each Development Plan adopted by the Management Committee.
14.2	NON-ASSOCIATED GAS
The provisions of Articles 13.1, 13.2 and 14.1 shall apply mutatis mutandis in case of Non-Associated Gas Discovery.
14.3	DELINEATION OF AN EXPLOITATION AREA
	a)	An Exploitation Area shall be delineated in accordance with Good Oilfield Practices taking into consideration the Commercial Discovery.
b)

Where as a result of Exploitation Operations it appears reasonable to Second Party that a Field or cluster of Fields within an Exploitation Area is larger than originally delineated, then subject to prior consent of First Party and without prejudice to any prior assignment of rights over the relevant area to a third party, an additional surface area within the Contract Area may be granted so that such additional surface area shall be part of the Exploitation Area.

14.4	TERMINATION OF AN EXPLOITATION AREA

Without prejudice to Article 14.1.2 and 29.1 if the Operator has not started to implement the Development Plan adopted by the Management Committee, within four (4) years for a Crude Oil Discovery and eight (8) years for a Non-Associated Gas Discovery from the date an Exploitation Area has been delineated by the Management Committee then this Petroleum Agreement shall terminate with respect to such Exploitation Area.

ARTICLE 15: PRODUCTION PROGRAMS AND MAKE-UP OF UNDERLIFTINGS

15.1	PRODUCTION PROGRAMS

Six (6) months prior to the expected commencement of commercial production of Crude Oil, from the Exploitation Area, Operator shall present to the Management Committee for its consideration and approval a production program stating the quantities of Crude Oil, that it estimates will be produced and delivered to the Parties during the period from the anticipated commencement of commercial production to the end of the relevant Calendar Year. Thereafter and so long as this Petroleum Agreement remains in effect, Operator shall, not later than six (6) months before the end of each Calendar Year, present a similar production program for the following year to the Management Committee for its consideration and approval. Each production program shall be detailed and shall be divided into such periods as may be requested by the Management Committee.

15.2	PRODUCTION RATE

The production rate shall be set by Joint Oil according to good and recognized industry practice, in order to ensure the maintenance of the Maximum Efficient Rate (MER) of each Reservoir. Joint Oil shall, in all cases, take into consideration the Operator's recommendation in accordance with the Unified Petroleum Regulations. Such recommendation shall be Always subject to prior approval by the Management Committee.

August 27, 2008	25	7th of November Block/EPSA

15.3	TAKING IN KIND
Each Party shall be entitled to take, receive, export and dispose of its respective portion of Crude Oil, hereunder at the agreed terminal.
Each Party shall have the option to purchase the other Party's share of production in accordance with terms and conditions to be agreed between the Parties.
15.4	LIFTING
15.4.1

Each Party shall have the right and obligation to take in kind and separately sell or otherwise dispose of its total share of Crude Oil, in accordance with Article 17 below. After a Commercial Discovery has been declared by the Management Committee; the Parties shall meet, as soon as practicable and not later than ninety (90) days prior to the date of commencement of production from which an entitlement will be available, to agree upon and enter into a separate detailed lifting agreement governing the nomination of tankers and lifting of Crude Oil, produced hereunder. Lifting standards shall be periodically reviewed and agreed to by the Parties as well as procedures governing the lifting programme.

	15.4.2	The lifting agreement shall provide, inter alia, for:
		a)	each Party to endeavour to lift its share of Crude Oil produced hereunder regularly throughout each Calendar Year;
		b)	a notification procedure by Operator to the Parties concerning availability of Crude Oil for lifting by each Party during each lifting period;
		c)	procedures for nomination of tankers by each Party for the lifting of all or part of its share of the available Crude Oil;
		d)	the right of any Party to lift any available Crude Oil not scheduled for lifting and/or not lifted by the other Party during each lifting; and
		e)	procedure for adjustments for over and underliftings.
15.4.3

It is understood as a general principle that within reasonable limits each Party will be authorised to overlift or to underlift its share of Crude Oil produced to the extent that such overlift or underlift does not infringe on the rights of the other Parties and is compatible with the production rate and the storage capacity.

15.5	USE OF ASSOCIATED GAS

Without prejudice to Article 14.1.2(f), should the Parties fail to reach agreement on joint marketing of Associated Gas then First Party shall be free to use Associated Gas, for its own purposes and at its sole risk, cost and expense.

August 27, 2008	26	7th of November Block/EPSA

15.6	JOINT GAS MARKETING
	15.6.1	Joint Marketing

Commercial production of Natural Gas shall be disposed of under joint marketing arrangements. Where gas is to be sold to local gas buyer(s), the Parties shall jointly negotiate in good faith and according to Good Oilfield Practices with the said buyers for a long-term gas sale purchase contract.

	15.6.2	Local Market Gas Purchase Contract

The Parties understand that priority shall be given to satisfy local demands for Natural Gas in TUNISIA and/or GSPLAJ. First Party shall therefore have the right to reserve to the local market all or part of Natural Gas produced from the Contract Area for utilization in TUNISIA and/or GSPLAJ. In the event that First Party exercises such right then First Party shall designate the appropriate local gas buyer(s). This local gas buyer shall enter into a gas purchase contract with Second Party and First Party, as joint sellers, for the purchase of such Natural Gas. The gas purchase contract shall provide for delivery of the Natural Gas by sellers to buyer at the nearest delivery point as specified by First Party and where the gas shall be metered for the purpose of determining sales. It is agreed herein that Pipeline Gas and LPG prices shall be set by the Parties for local markets at international market prices at the delivery point specified above less ten percent (10%)

Pipeline Gas and LPG purchases shall be paid in U.S. Dollars or in any freely convertible currency, as may be agreed.

In the absence of an international price reference as specified above, the price shall be based on a mutually agreed upon formula indexed to low sulphur fuel oil or to any other formula as the Parties may agree upon.

	15.6.3	Export of Natural Gas

In the event that First Party does not exercise its right to reserve to the local market the Natural Gas for local market as set out in Paragraph 15.6.2 above, the Parties shall then proceed with the development of the Commercial Discovery for the purpose of export. The Parties shall jointly market the Natural Gas.

ARTICLE 16: ABANDONMENT AND REMOVAL

16.1	Second Party shall be responsible for Abandonment and to remove installations, structures and artificial islands in each Exploitation Area.
Such responsibility is for the duration of this Petroleum Agreement and for any possible extension to allow Operator to complete abandonment operations.
16.2

Operator shall remove installations abandoned or disused which shall be carried out according to Unified Petroleum Regulations and the international common practice of petroleum industry and the relevant rules set by international organisations in this regard.

August 27, 2008	27	7th of November Block/EPSA

16.3	Plans, budgets, time schedules and procedures including financial provisions for removal and Abandonment shall be submitted by the Operator to the Management Committee for approval.
16.4	Costs of such removal and abandonment will be considered as Petroleum Operations Expenditures and recovered as Cost Oil as specified in 17.1(b).
16.5

On or before that date sixty (60) days following the end of the third consecutive month where the (R) Ratio equals or exceeds one (1.0), the Parties shall enter and execute an abandonment agreement governing the rights and obligations of the Parties vis-a-vis abandonment obligations for each Exploitation Area. Such abandonment agreement shall include or provide, inter alia:

	a)	a mechanism for the establishment of an abandonment fund for each Exploitation Area including the date of the establishment and review of such fund;
	b)	that each such abandonment fund be maintained by way of a joint interest bearing account for each Exploitation Area (the "escrow account") in bank(s) to be nominated jointly by both parties;
c)

a mechanism by which at the end of abandonment operations for each Exploitation Area, the remaining funds or the deficit, in the escrow account for such Exploitation Area shall be settled by the following provisions:

		(i)	not withstanding Article 17, deficit shall be the sole responsibility of Second Party; and
		(ii)	any remaining funds (surplus) shall be paid to First Party within thirty (30) days after completing the abandonment operations.
d)

in case Second Party decides to withdraw from an Exploitation Area according to the terms of Article 4.2.1(b), or at the end of the term of this Petroleum Agreement and First Party decides not to abandon production from such Exploitation Area, if First Party decides to continue the Petroleum Operations, Second Party shall be discharged from any costs of Abandonment related to future Petroleum Operations, which shall be borne by First Party alone, it being understood that Second Party shall have no claims with respect to any abandonment fund accumulated in the escrow account.

First Party shall indemnify and hold Second Party harmless against any claim relating to such future Petroleum Operations carried out in the Contract Area, provided that Second Party shall indemnify and hold First Party harmless against any claim arising from previous joint Petroleum Operations to the extent of its share under the Agreement for a period of time not exceeding fifteen (15) years.

ARTICLE 17: SHARING OF PETROLEUM PRODUCTION

17.1	ALLOCATION OF PETROLEUM
Petroleum produced and saved under this Petroleum Agreement from the Contract Area shall be annually allocated to the Parties as follows:

August 27, 2008	28	7th of November Block/EPSA

a)	thirty percent (30%) of production from Contract Area shall be allocated to the First Party.
b)

the production from Contract Area after allocation under Article 17.1.a above shall be allocated to the Second Party as "Cost Oil" until the cumulative value of Petroleum received by the Second Party equals the cumulative Petroleum Operations Expenditures including any Petroleum Operations Expenditures incurred during the current year (i.e. until the (R) Ratio, as determined in accordance with Article 17.1.c, is equal to one (1.0)).

c)	the remaining production after the above allocation under (a) and (b) is hereinafter referred to as "Net Petroleum" shall be allocated to First Party and Second Party as follows:
Second Party's share of Net Petroleum shall be determined by applying the following formula:
"A Factor" x "Net Petroleum" where:

The "A Factor" at the indicated (R) Ratio of the cumulative value of Petroleum (determined in accordance with Article 17.3) received by Second Party from production in the Contract Area over the cumulative Petroleum Operations Expenditures on cash basis, except for charges under Articles 16, 18.2 and 18.3, incurred by Second Party shall be:

(R) Ratio		(A) Factor
More than	Less than or equal to
1.0	1.5	{redacted}
1.5	2.0	{redacted}
2.0	2.5	{redacted}
2.5	3.0	{redacted}
3.0		{redacted}

For purposes of this Article 17.1 c, the (R) Ratio applied to each quarter of any Calendar Year shall be the ratio prevailing as of the immediately preceding quarter. It is being understood that the (R) Ratio shall be re-determined on quarterly basis. The Parties shall agree on a procedure for determination of the (R) Ratio within three months before the beginning of the commercial production.

August 27, 2008	29	7th of November Block/EPSA

17.2	PRODUCTION BONUS
	17.2.1	Second Party shall pay to First Party a production bonus as follows:
		a)	an amount of {redacted} million US Dollars (US {redacted}) within thirty (30) days upon achieving the first {redacted} Barrels of oil equivalent from the Contract Area;
b)

an amount of {redacted} million US Dollars (US {redacted}) within thirty (30) days upon achieving cumulative production of {redacted} million {redacted} Barrels of oil equivalent from the Contract Area; and

c)

a third and final amount of {redacted} million US Dollars (US {redacted}) within thirty (30) days upon achieving cumulative production of {redacted} million ({redacted}) Barrels of oil equivalent from the Contract Area.

	17.2.2	The production bonus shall not be considered as Petroleum Operation Expenditures and shall not be recovered under this Agreement.
17.3	VALUATION
	17.3.1	Crude Oil

For the purposes of determining the value of Crude Oil (excluding the Associated Gas) received by Second Party, the prices shall be set monthly by Joint Oil and shall be determined on the basis of prices for similar crude oil in the world market and on arms length trading between non-affiliated companies.

	17.3.2	Natural Gas
Natural Gas and LPG shall be valued at their actual realized prices.
The prices of Natural Gas and LPG so calculated shall apply during the next succeeding month for cost recovery and net petroleum share.
17.4	ILLUSTRATION
For illustrative purposes a sample allocation determined in accordance with this Article 17 is attached to this Petroleum Agreement as Exhibit "C" and made a part hereof.

ARTICLE 18: COSTS AND EXPENSES

18.1	COSTS AND EXPENSES OF PETROLEUM OPERATIONS
All Petroleum Operations Expenditures related to the Contract Area shall be borne and financed by Second Party in accordance with the provisions of this Petroleum Agreement and exhibits hereto.

August 27, 2008	30	7th of November Block/EPSA

18.2	HEAD OFFICE OVERHEAD CHARGES

The annual head office overhead expenses shall be charged by Operator according to generally accepted accounting principles. Such expenses shall not exceed the lesser of two percent (2%) of annual Petroleum Operations Expenditures and three hundred thousand (300,000) U.S. Dollars.

It is understood that the overhead charges shall not include the expenditures due for technical assistance and services referred to in Article 21.
The overhead expenses shall form part of the Petroleum Operations Expenditures and shall be recovered as Cost Oil.
18.3	DEVELOPMENT EXPENDITURE UPLIFT

Second Party shall be entitled to uplift seventy percent (70%) of the Development Expenditures forming part of the Petroleum Operations Expenditures related to the considered Exploitation Area by a flat rate of five percent (5%) and shall be considered as Petroleum Operations Expenditures and recovered as per this Petroleum Agreement.

18.4	COST RECOVERY PRIORITY
The recovery of the Petroleum Operations Expenditures incurred in carrying out Petroleum Operations shall be effected in the following order:
	1.	Exploitation Operating Expenditure;
	2.	Exploration Expenditures;
	3.	Development Expenditures;
	4.	Abandonment and removal costs referred to in Article 16 hereof.
In all cases, cost recovery priority shall be given to the fixed assets in the order of their acquisition.

ARTICLE 19: INSURANCE AND LIABILITIES

19.1	INSURANCE
19.1.1

Operator shall demonstrate that it has secured insurance covering the risks under its control including in particular Petroleum seepage and pollution risks in accordance with the direction of the Management Committee.

19.1.2

The Operator shall carry adequate insurance to cover its relevant risks, including without limitation for any damages, losses, liability and related expenses incurred or resulting from operations contemplated in and carried out under this Petroleum Agreement, including for personal injuries or deaths, and injuries arising from the storage and export installations. Such insurance coverage and any other claims in excess of the insurance coverage above mentioned shall be borne by Second Party.

	19.1.3	All insurance settlements shall be recorded in the operating accounts. Any excess in the settlement to the value of the replacement shall be credited to First Party.

August 27, 2008	31	7th of November Block/EPSA

ARTICLE 20: OWNERSHIP AND USE OF ASSETS

20.1	OWNERSHIP OF ASSETS
20.1.1

All assets purchased, installed and constructed during the course of the Petroleum Operations, shall become the property of First Party, immediately following recovery of their costs by the Second Party.

20.1.2

In the case of withdrawal by Second Party from any Exploitation Area pursuant to the terms of Article. 4.2.1b, all assets specifically purchased, installed and. constructed during the course of the Petroleum Operations for such Exploitation Area, and whose costs have not been completely recovered by the Second Party at the time of such withdrawal, shall become the property of First Party immediately following such withdrawal without any compensation of any kind.

	20.1.3	It is understood that the provisions of this Article 20.1 do not apply to items leased by Operator from third parties or the Parties.
20.2	EXCLUSIVE USE OF ASSETS

During the validity of this Petroleum Agreement, Operator shall be entitled to utilize, without any limitation and free of charge, all assets acquired for the Petroleum Operations, including the assets transferred to First Party in accordance with this Article 20, for its exclusive use within the Contract Area.

20.3	USE OF ASSETS EXCLUSIVELY OWNED BY THE PARTIES

During the validity of this Petroleum Agreement, Operator may use assets exclusively owned by First Party or Second Party, if available, either inside or outside the Contract Area according to the conditions to be agreed upon between the Parties and approved by the Management Committee.

The cost for using such assets shall be paid by the Operator to the appropriate Party.
20.4	TRANSFER AND SELLING OF ASSETS BELONGING TO FIRST PARTY

The assets belonging to First Party which have been purchased, installed and constructed during the course of the Petroleum Operations shall not be transferred, sold, assigned, leased, replaced or disposed of by the First Party without the prior written approval of the Management Committee. The transfer, sale, assignment, lease, replacement or disposal of such assets by First Party is permitted only if it does not affect the conduct of Petroleum Operations.

Net income (income after deduction of related costs) from the transfer, sale, assignment, lease, replacement or disposal of any of such assets shall belong exclusively to First Party.
20.5	EXCHANGE OF ASSETS

First Party may use, assign or dispose of any assets not needed for Petroleum Operations to which this Article 20 refers. It is understood that exchange of assets by Operator with other operators in GSPLAJ or in TUNISIA shall be allowed subject to the approval of the Management Committee.

August 27, 2008	32	7th of November Block/EPSA

20.6	USAGE OF SURPLUS CAPACITY
	20.6.1	First Party shall have the right to utilize any excess capacity whenever and wherever that occurs. First Party shall bear all costs, risks and expenses for the use of such excess capacity.
20.6.2

Subject to Article 20.6.1, the Parties agree that Operator shall offer excess capacity, when available during the term of this Petroleum Agreement, in pipelines, bulk storage and loading facilities (Single Point Mooring, tankers or similar) and process capacity to third parties subject to the following conditions:

		a)	Operator shall not be obliged either to build or to keep larger installations than those required for its own purposes;
		b)	Operator's own needs shall be given priority over those of third parties; and
		c)	use by third parties shall not hinder Operator's own operations.
All tariffs applicable to third party users shall be proposed by the Operator in accordance with the Unified Petroleum Regulations and approved by the Management Committee.

As long as Second Party has not fully recovered the cost of the relevant facilities used by third parties, revenue, after deduction of related costs, received from services provided to any third party shall be allocated to the Parties according to the allocation of Net Petroleum as then prevailing.

Second Party's share of said revenues, shall be deemed to be an advance on cost recovery.
	20.6.3	Operator shall enter into arrangements with third party users for the above mentioned facilities and/or installations and shall submit same for Management Committee approval.
20.6.4

The provision for third party mentioned above shall apply to Second Party when Second Party is permitted to utilize such surplus capacity for petroleum owned by him from outside the Contract Area. Second Party shall have a preferential right over any other third party in the use of such surplus capacity.

20.6.5

After approval by the Management Committee, First Party shall make its best efforts to help the Operator in obtaining the authorisations from third party owners or right holders to use any surplus capacity available outside the Contract Area which could help or facilitate the Petroleum Operations.

ARTICLE 21: TECHNICAL ASSISTANCE AND SERVICES BY THE PARTIES AND AFFILIATES.

The Parties may furnish, and may cause their parents and or Affiliates to furnish all assistance including technical assistance, personnel, training and services requested by the Operator in connection with Petroleum Operations hereunder.

August 27, 2008	33	7th of November Block/EPSA

All such technical assistance and service contract or arrangements of any nature shall be subject to the approval of the Management Committee.

ARTICLE 22: DATA

22.1	TITLE TO DATA

First Party shall have title to all original data resulting from Petroleum Operations under this Petroleum Agreement including but not limited to: geological, geophysical, petrophysical and engineering data, well logs, completion status reports and any other data the Operator may generate, compile or obtain during the term of this Petroleum Agreement. Cores shall be an exclusive property of First Party.

22.2	EXCHANGE OF DATA

Both Parties shall have the right to use and have access to and each shall furnish to the other; all geological, geophysical, drilling, well production and other information held by them relating to the Contract Area.

22.3	DATA TRADE

Operator may, with the prior approval of the Management Committee, trade data from within the Contract Area with third parties (whether this data is newly acquired or supplied by the Parties to Operator). For the benefit of the Parties, Operator shall enter into an undertaking with any such third party to keep such information confidential.

22.4	CONFIDENTIALITY

Second Party acknowledges the proprietary rights of First Party in all data to which this Article 22 applies and agrees to treat all such data as confidential. Second Party shall not disclose any such data to any third party without the prior written consent of First Party. Second Party's obligation of confidentiality under this Article 22.4 shall be of a continuing nature and shall not be cancelled by the expiration, suspension or termination of this Petroleum Agreement.

Notwithstanding the foregoing, Second Party shall have the right to disclose data and information to third parties under the following circumstances:
	1)	to an Affiliate, provided such Affiliate maintains confidentiality as provided in this Article;
	2)	to a governmental agency or other entity when required by this Petroleum Agreement;
3)

to the extent such data and information is required to be furnished in compliance with any applicable laws or regulations, or pursuant to any legal proceedings or because of any court binding order, or according to requirements of stock exchange having direct jurisdiction over Second Party;

	4)	to contractors, employed consultants, attorneys where disclosure of such data or information is essential to such contractor's, consultant's for the implementation of

August 27, 2008	34	7th of November Block/EPSA

contractual scope of work or attorney's work ;
	5)	to a bona fide prospective transferee of interest ( when Second Party is conducting bona fide negotiations directed toward a merger, consolidation or the sale of a majority of its shares) ;
	6)	to a bank or other financial institution to the extent appropriate to arrange funding for Second Party's obligations under this Petroleum Agreement;
	7)	to employees for the purpose of Petroleum Operations, subject to Second Party taking customary precautions to ensure such data and information is kept confidential;
	8)	where any data or information which, through no fault, becomes a part of the public domain.

Disclosure pursuant to items 4, 5 and 6 above shall not be made unless, prior to such disclosure, the disclosing party has obtained a written undertaking from the recipient party to keep the data and information strictly confidential and not to use or disclose the data and information except for the express purpose for which disclosure is to be made.

22.5	TECHNOLOGY

All technology developed by the Second Party or Operator in connection with the Petroleum Operations and the development cost of which is charged to the Petroleum Operations Expenditures shall become the property of the First Party.

Technology which is the property of the First Party under this Petroleum Agreement may be freely used by First Party, its Affiliates and the Competent Authorities. Second Party shall not divulge technology in which First Party has proprietary rights and/or developed under this Petroleum Agreement to third parties without the prior approval of the First Party.

It is understood that any license concluded in respect of such technology with the consent of the First Party between Operator or Second Party and licenser shall provide for assignment of benefits of the license to First Party.

Nothing in this Petroleum Agreement shall require Second Party or its Affiliates to divulge proprietary technology, which is not developed in connection with Petroleum Operations, to First Party.

ARTICLE 23: INCOME TAX, ROYALTIES, TAXES AND DUTIES

23.1	INCOME TAX AND ROYALTIES
	a)	i)	In accordance with the Complementary Agreement, Second Party is subject to income tax and royalties on Petroleum Operations undertaken under this Petroleum Agreement.

August 27, 2008	35	7th of November Block/EPSA

		ii)	All payments imposed on Second Party under this Article (23.1) are considered included and fully settled for in First Party's share of Petroleum as per Article 17.
23.2	EXEMPTIONS

Second Party and/or Operator and their contractors shall be entitled to all exemptions specified in Article (6) inclusive of paragraphs 2 and 3 of the Complementary Agreement. Such exemptions include: duties, levies, custom duties, charges related to the movement of equipment and material, value added taxes on equipment, material and services, fees and rental duty on acreage of the Contract Area or any Exploitation Area delineated pursuant to this Petroleum Agreement, taxes on Tunisian and Libyan personnel training, taxes on any assignment, any duties and taxes on establishing and setting up of branch offices, and any levy and duties, taxes or other charges imposed or to be imposed by GSPLAJ and/or TUNISIA and their local authorities.

23.3	EMPLOYEES AND CONTRACTORS
	23.3.1	Expatriate employees of Second Party, Operator and its contractors shall be exempted from payment of all taxes imposed by Libyan and Tunisian tax laws on wages and salaries.
Libyan laws on wages and salary taxes shall be applied on Libyans working in GSPLAJ and same Tunisian laws on Tunisians working in TUNISIA.
For the purpose of this Article, Tunisians working in GSPLAJ and Libyans working in TUNISIA are considered expatriates.
23.3.2

Regarding the tax on profits of the contractors, Operator undertakes to oblige its contractors to honour their obligations towards the Libyan and/or Tunisian tax authorities having jurisdiction over the location of the work site.

23.4	AMOUNTS PAYABLE TO FIRST PARTY
In accordance with the Complementary Agreement, any amounts which become due and payable to First Party pursuant to Articles 12.3, 17.2, 19.1 and 20 are exempted from any duties or tax.
23.5	CUSTOMS DUTIES
23.5.1

Without prejudice to Article 8 herein, Operator or any contractor or subcontractor involved in Petroleum Operations is authorized to import, free of customs duty and taxes, plant, tools, machinery, equipment, supplies, materials and other goods used for Petroleum Operations and activities connected therewith.

The above mentioned exemption shall not apply when such plant, tools, machinery, equipment, supplies, materials and other goods are available in GSPLAJ or TUNISIA and reasonably comparable in quality, delivery terms and price.

23.5.2

Operator and its contractors and sub-contractors involved in Petroleum Operations intending to sell or transfer any goods which have been imported free of duty under this Article 23 shall before such sale or transfer make a declaration to the concerned customs authorities at the original entry port in GSPLAJ or TUNISIA.

August 27, 2008	36	7th of November Block/EPSA

Unless such goods are sold or transferred to another party entitled to the same exemption, Operator shall take into account such import duty as may be assessed by the said authorities.
	23.5.3	Subject to the necessary cost recovery adjustment and (R) Ratio calculation, any goods imported free of duty may be exported free of any duties;
	23.5.4	Petroleum and/or any of its derivatives produced from the Contract Area are exported free of any duties.
23.6	OTHER AGREEMENTS

Second Party shall not be allowed to charge costs incurred under this Petroleum Agreement against revenue realized under other agreements nor shall income under this Petroleum Agreement be consolidated with income from other activities.

ARTICLE 24: BOOKS, ACCOUNTS AND AUDITS

24.1	OPERATOR'S RESPONSIBILITY FOR BOOKS AND ACCOUNTS

Operator shall be responsible for keeping complete books and accounts; reflecting costs, expenses and liabilities of Petroleum Operations under this Petroleum Agreement, consistent with modern petroleum industry practices and procedures and the Unified Petroleum Regulation. Operator shall submit to the Management Committee a monthly statement of expenditures and revenues in U.S. Dollars, which shall show the total expenditure's itemized deviations from an approved Budget. A quarterly report shall be prepared and submitted to the Management Committee, based on the same accounts as those established for the monthly statements mentioned above, including all works carried out and the value of any Petroleum produced and recovered under this Petroleum Agreement.

24.2	ACCOUNTING PROCEDURE
a)

The accounting procedure attached hereto as Exhibit "E" (the "Accounting Procedure") defines the principles and methods related to detailed accounts, book keeping and financial reports concerning the Petroleum Operations.

	b)	The Accounting Procedure is established in conformity with the Unified Petroleum Regulations and as needed by this Petroleum Agreement.
c)

The Accounting Procedure is an integral part of this Petroleum Agreement. In the event of a conflict between the terms and conditions of Exhibit "E" hereto and any other term or condition of this Petroleum Agreement, the latter shall prevail.

	d)	Operator shall keep its accounting records in U.S. Dollars.
24.3	AUDITS
a)

First Party shall have the right to inspect and audit, at its own cost, Operator's books and accounts relating to the Petroleum Operation Expenditures within two (2) years starting from the end of the concerned Calendar Year.

August 27, 2008	37	7th of November Block/EPSA

Any exception must be made in writing within three (3) months following the end of such audit Failure to give such written exception within such time shall establish the correctness of Operator's books and accounts, except in the case of manifest error.

b)

First Party having exceptions shall notify its comments in writing to the Operator within three (3) months after submission of the audit report. If the exceptions are accepted by the Operator, the resulting correction(s) shall be made as follows:

	i)	the (R) Ratio will be recalculated accordingly, if applicable, and the production allocation will be adjusted thereof;
ii)

any overlift or underlift resulting from the adjustment of the (R) Ratio will be corrected within six months after the acceptance of the exceptions. Such adjustment will be carried out in accordance with Article 15.4. It is understood that overlift(s) can be due to excess cost recovery or to (R) Ratio calculation(s);

iii)

non accepted exceptions are submitted to the Management Committee to attempt to resolve amicably. Any overlift by Second Party in relation to exceptions settled by the Management Committee shall be treated as per (ii) above and the (R) Ratio is recalculated in favor of the First Party. If the dispute cannot be settled amicably, then the Management Committee may decide to refer the same for resolution by a recognised accounting firm acceptable to both Parties, and

iv)

where exceptions are not accepted and are not otherwise resolved amicably between the Parties under Article 24.3b (iii), then such exceptions shall be referred for resolution in accordance with the provisions of Article 27. Upon resolution of the exceptions in favour of the First Party, any overlift by the Second Party relating thereto shall be adjusted within six months after the arbitration award.

ARTICLE 25: APPLICABLE LAW

25.1	APPLICABLE LAW
25.1.1

In interpreting this Petroleum Agreement and its exhibits and determining the law to be applied to the substance of any dispute arising out between First Party and Second Party, account should be taken of the provisions of the Complementary Agreement, the Unified Petroleum Regulation and of all terms arid conditions of this Petroleum Agreement and exhibits attached to it, and according to the general principles and the spirit embodied in said documents.

25.1.2

It is understood that for matters which are not provided for in this Petroleum Agreement and its exhibits related to the conduct of Petroleum Operations then the Libyan or Tunisian laws shall apply according to location(s) where  Petroleum Operations are being carried out

August 27, 2008	38	7th of November Block/EPSA

ARTICLE 26: FORCE MAJEURE

26.1	EXCUSE OF OBLIGATIONS

Any failure or delay on the part of a Party in the performance of its obligations or duties hereunder shall be excused to the extent attributable to Force Majeure. Force Majeure shall include, without limitation: Acts of God or force of nature, insurrections, riots, war, strikes and any unforeseen circumstances and acts beyond the control of such Party which render the performance of its obligations impossible.

26.2	NOTIFICATION
The Party whose ability to perform its obligations is affected by Force Majeure shall notify the other Party thereof in writing, stating the cause.
26.3	EXTENSION OF TERM

If Petroleum Operations are delayed, curtailed or prevented by Force Majeure, and the time for carrying out obligations under this Petroleum Agreement is thereby affected, the term of this Petroleum Agreement and all rights and obligations hereunder shall be extended for a period equal to the period thus involved.

26.4	DISPUTE

If a dispute as to the existence of Force Majeure and the delay caused therefrom arises between the Parties, it shall, failing amicable settlement, be resolved by arbitration as per Article 27 hereunder.

ARTICLE 27: SETTLEMENT OF DIFFERENCES

27.1	AMICABLE SETTLEMENT

Periodically, the Parties shall meet to discuss the conduct of the Petroleum Operations under this Petroleum Agreement and shall make every effort to settle amicably any dispute arising out of or in connection with the validity of this Petroleum Agreement, its performance, interpretation, or termination and all the consequences thereof.

27.2	ARBITRATION

Any controversy or claim arising out of or relating to this Petroleum Agreement or breach thereof, and which has not been settled by negotiation within ninety (90) days after notice of existence of such controversy or claim shall be finally settled by arbitration in Paris, France in accordance with the Rules of arbitration of the International Chamber of Commerce, in Paris by three (3) arbitrators. Each Party shall appoint one arbitrator, and the International Chamber of Commerce shall appoint the third arbitrator who must be in no way related to either Party and who will be the chairman of the arbitration body. The language of arbitration shall be English.

August 27, 2008	39	7th of November Block/EPSA

ARTICLE 28: ASSIGNMENT

28.1	ASSIGNMENT BY FIRST PARTY

First Party may freely assign this Petroleum Agreement or any of its rights or obligations hereunder upon written notice to Second Party provided that under any such assignment all of the covenants, conditions, obligations and liabilities of First Party under this Petroleum Agreement are maintained.

28.2	ASSIGNMENT BY SECOND PARTY
28.2.1

Subject to the exceptions hereinafter provided, Second Party shall not be entitled to assign, transfer, convey or dispose in any other manner, all or part of its rights and obligations resulting from this Petroleum Agreement without first advising First Party by written notice of its intention to make a disposition, including therein:

		a)	a description of the interest proposed for disposition;
		b)	the identity of the proposed assignee; and
c)

a request for the written consent of the First Party to that disposition, which consent may not be unreasonably withheld. If First Party fails to reply to that request by notice to Second Party within sixty (60) days after its receipt, First Party will be deemed to consent to that disposition. First Party may withhold its consent to the disposition in the notice if it has reasonable belief that the proposed assignee does not have the capability to meet prospective obligations under this Petroleum Agreement, based on the information then available to First Party in respect of the reputation, technical know-how and financial capability of the proposed assignee.

28.2.2

Any proposed assignment agreement between the Second Party and the assignee shall be submitted to the First Party for approval; such assignment being determined by First Party to be on reasonable terms and conditions, then the assignment by Second Party pursuant to this Article shall become effective upon submission of a written acceptance by the assignee of all the rights, duties and obligations of the assignor under this Petroleum Agreement acceded to the assignee by such assignment.

28.3	ASSIGNMENT TO AN AFFILIATE

In case of assignment by Second Party to an Affiliate in accordance with the provisions of this Article, then the assignor shall be jointly and severally liable with its assignee for all of its obligations hereunder.

28.4	GUARANTEE

At the time of any assignment under this Article 28 and as may be required hereunder, Second Party shall furnish to First Party an unconditional written guarantee from the assignee whereby the latter agrees to assume all the obligations which were assigned to it by the Second Party by virtue of this Petroleum Agreement and its exhibits.

August 27, 2008	40	7th of November Block/EPSA

28.5	MERGERS

Second Party shall obtain the prior written consent of First Party (which shall not be unreasonably withheld), to merge into or consolidate with any other entity, or if a majority of the voting securities or other ownership interest in Second Party, is to be acquired by one person or entity or by more than one person or entity acting as a group.

ARTICLE 29: TERMINATION

29.1	RIGHT OF TERMINATION

First Party shall have the right (in addition to all other rights, powers and remedies provided to First Party hereunder or otherwise) to terminate this Petroleum Agreement upon written notice to Second Party in the event that:

	a)	Second Party fails to duly provide JOINT OIL with the Bank Guarantee in the form provided for in Exhibit "01" within sixty (60) days of the execution of this Petroleum Agreement by all of the Parties;
b)

Second Party fails to duly provide JOINT OIL with a corporate guarantee in the form provided for in Exhibit "02" within thirty (30) days of the Bank Guarantee becoming null and void in accordance with its terms.

	c)	Second Party fails to make any payment required to be made by it to First Party under the terms of this Petroleum Agreement, such payment must be material and not in dispute or subject to any audit;
d)

Second Party shall be adjudged bankrupt or insolvent, the general financial responsibility or condition of Second Party shall otherwise become impaired so as to affect adversely its ability to perform its respective obligations under this Petroleum Agreement;

	e)	Second Party failed to provide any material funds required to be provided by it for Petroleum Operations under this Petroleum Agreement and its exhibits;
	f)	Second Party is in material breach of any of its obligations under this Petroleum Agreement.

The First Party shall give notice to the Second Party, specifying the breach, and demanding that the Second Party remedy same. If, within seven (7) business days for each of (a) and (b) above and within ninety (90) days for (c), (d), (e) and (f) after the receipt of such notice, Second Party does not remedy the breach or is not in the process of diligently proceeding to remedy the breach, the First Party may terminate this Petroleum Agreement.

29.2	ACCELERATION

In the event of any termination of this Petroleum Agreement by First Party pursuant to this Article 29 or any other provision of this Petroleum Agreement, all amounts of whatever nature owed by Second Party to First Party under this Petroleum Agreement shall become immediately due and payable.

August 27, 2008	41	7th of November Block/EPSA

ARTICLE 30: STATUS OF THE PARTIES

The rights, duties, obligations and responsibilities corresponding to First Party and the Second Party by virtue of this Petroleum Agreement and its exhibits shall be understood to be several and individual, and not joint or collective, it being understood that this Petroleum Agreement must not be interpreted as constituting a partnership.

ARTICLE 31: REPRESENTATION

Not later than six (6) months after the Effective Date, Operator shall establish an office in TUNISIA for the conduct of Petroleum Operations under this Petroleum Agreement and shall thereafter maintain such an office throughout the continuance of this Petroleum Agreement.

First Party shall at all times be kept informed of the address of this office. Not later than six (6) months after the Effective Date, Second Party shall appoint a person resident in TUNISIA to be its representative for the purposes of this Petroleum Agreement and shall give notice in writing to the First Party of the name and address in TUNISIA of the said person. The Operator shall, whenever such person ceases to be its representative or is unable to act as its representative, or is absent from office, forthwith appoint another person to be its representative and shall give notice in writing to First Party accordingly.

ARTICLE 32: MISCELLANEOUS

32.1	NOTICES
32.1.1

All notices, statements and other communications to be given, submitted or made hereunder by a Party to another shall be sufficiently given if given in writing addressed to the representative appointed by the receiving Party and delivered by hand or by facsimile transmission or e-mail to the address, facsimile number or E Mail address of the other Party or Parties as follows served in the English language:

Joint Oil Rue Leman - Leman Center 1053, Les Berges duLac Tunis , TUNISIA Attention of: General Manager Telephone: (00216) 71 861 241 E-Mail: jointoil.djerba@planet.tn Facsimile: (00216) 71 963 955
Canadian Superior 3200, 500-4th Avenue SW Calgary Alberta T2P 2VA Attention of: CEO Telephone 403 294 1411 E-Mail Facsimile 403 216 2374

August 27, 2008	42	7th of November Block/EPSA

Canadian Superior shall notify to Joint Oil as soon as possible its address in Tunis pursuant to Article 31.
	32.1.2	Notices delivered by facsimile and Email shall always be confirmed in writing and delivered by courier.
Either Party may substitute or change its address upon written notice thereof to the other Party.
32.2	ADMISSION AND CIRCULATION OF FOREIGN STAFF

Except for the restrictions imposed or to be imposed for purposes of national security, and without prejudice to Article 8, the admission and circulation of the employees of Second Party and/or Operator and their contractors in Tunisian and Libyan territories and from and to the Contract Area for the purpose of carrying out Petroleum Operations shall be subject to the measures set forth in Articles 1 and 2 of the Complementary Agreement and the relevant regulations and procedures organizing movement of foreign personnel in GSPLAJ and TUNISIA as the case may be.

32.3	NO WAIVER, CUMULATIVE REMEDIES

No failure of either Party to exercise, nor any delay in exercising, any right, power or remedy under this Petroleum Agreement shall operate as a waiver thereof. Nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Without prejudice to Article 29 hereof, all rights, power or remedies provided hereunder are (whether or not expressly so stated elsewhere in this Petroleum Agreement with respect to any particular rights, powers, or remedies) cumulative and not exclusive of any other rights, powers and remedies provided by law or otherwise.

32.4	AMENDMENTS
This Petroleum Agreement shall not be amended or modified in any respect except by the mutual consent in writing of the Parties executed and approved in the same manner as this Petroleum Agreement.
32.5	SATISFACTORY DOCUMENTATION
	32.5.1	Second Party shall furnish to First Party:
		a)	on or prior to the Effective Date, a list of those individuals authorized to represent Second Party in its dealings with First Party;
b)

on or prior to the Effective Date, a certificate of the secretary or other similar officer of Second Party certifying as to the authority and incumbency of each person named in paragraph (a) above and the person(s) executing this Petroleum Agreement on behalf of Second Party, and concurrent with the delivery of the Corporate Guarantee a certificate of the secretary or other similar officer of Second Party certifying as to the authority and incumbency of the person(s) executing the Corporate Guarantee set forth in said Exhibit "02";

August 27, 2008	43	7th of November Block/EPSA

		c)	on or prior to the Effective Date, copies of the charter and bylaws of Second Party and the Operator, certified by the respective secretary or other similar officer thereof;
		d)	on or prior to the Effective Date, the most recent balance sheet and income statement of Second Party certified by independent public accountants satisfactory to First Party; and
e)

on or prior to the Effective Date, such other documentation, including, without limitation, a special or general power of attorney empowering the person(s) executing this Petroleum Agreement on behalf of Second Party as may reasonably be requested by First Party.

32.5.2

Second Party shall at all times keep current the information required to be given to First Party under this Article 32.5. Second Party shall provide First Party with subsequent balance sheet(s) and income statement(s) of Second Party (certified as above provided) and shall furnish to First Party such other information and documentation concerning the financial and corporate status of Second Party as may from time to time reasonably be requested by First Party.

32.5.3

In the event the guarantor under Exhibits "D1" and "D2" hereto shall be adjudged bankrupt or insolvent, Second Party shall obtain within sixty (60) days another guarantee from another reputable guarantor to fulfill Second Party's obligations under Exhibits "D1" and "D2".

32.6	NATIONAL DEFENCE AND SECURITY OF TUNISIA AND GSPLAJ

Second Party and Operator shall be required to abide by the general measures taken by civil or military authorities and for reasons concerning national defence and security of TUNISIA and national defence and security of GSPLAJ.

32.7	CONFIDENTIALITY OF PETROLEUM AGREEMENT

Second Party agrees to treat this Petroleum Agreement as confidential and shall not disclose the terms and conditions of this Petroleum Agreement to any third party without the prior written consent of First Party, unless such disclosure is permitted pursuant to Article 22.4 hereof.

32.8	ENTIRETY OF PETROLEUM AGREEMENT
This Petroleum Agreement constitutes the entire agreement of the Parties and supersedes any and all prior understandings or agreements of the Parties in respect of the Contract Area.
32.9	NO THIRD PARTY BENEFICIARIES

Nothing in this Petroleum Agreement is intended or shall be construed to confer upon or give to any person or entity any rights as a third party beneficiary of this Petroleum Agreement or any part hereof except First Party parent companies.

August 27, 2008	44	7th of November Block/EPSA

32.10	LANGUAGE
This Petroleum Agreement is made in fifteen (15) originals seven (7) in the Arabic language and seven (7) in the English language all having equal validity.
32.11	HEADINGS

The article headings used in this Petroleum Agreement are included herein for convenience of reference only, and shall not constitute a part of this Petroleum Agreement for any other purpose or in any way affect the construction of this Petroleum Agreement.

32.12	UNITIZATION

In the event that any accumulation of Petroleum extends across the boundary of the Contract Area and after having been authorized by the Competent Authority, Second Party and other party licensed/authorized by either GSPLAJ or TUNISIA to exploit such area shall seek to reach agreement as to the most effective method of exploiting such accumulation. Such agreement shall enter into force upon approval by the Competent Authorities in GSPLAJ or in TUNISIA. Petroleum extracted from such accumulation and expenses reasonably attributable to exploitation of such Petroleum shall be shared in accordance with terms and conditions of the unitization agreement which will be concluded between the parties.

All of the above is made expressly subject to the provisions of Article 7 of the Complementary Agreement.
32.13	PUBLIC ANNOUNCEMENTS

Second Party shall be responsible for the preparation and release of all public announcements and statements regarding this Petroleum Agreement; provided that no public announcement or statement shall be made prior to obtaining the written approval of JOINT OIL, which approval may not be unreasonably withheld.

Notwithstanding the foregoing where a public announcement or statement becomes necessary because of: (a) danger to or loss of life; (b) damage to property or pollution as a result of activities arising under this Petroleum Agreement or (c) requirements of securities laws or stock exchange requirements applicable to Second Party, Second party is authorized to issue and make such announcement or statement, and shall promptly furnish JOINT OIL with a copy of such announcement or statement.

ARTICLE 33: APPROVAL OF TUNISIAN AND LIBYAN AUTHORITIES

33.1	APPROVALS

This Petroleum Agreement shall not be binding upon any of the Parties hereto until approved by the Competent Authorities of both GSPLAJ and TUNISIA. All procedures and formalities required for the submission of this Petroleum Agreement for the approval of the Competent Authorities in GSPLAJ and TUNISIA shall be undertaken by First Party. The approval of this Petroleum Agreement shall be notified to Second Party as soon as it is issued.

August 27, 2008	45	7th of November Block/EPSA

ARTICLE 34: EFFECTIVE DATE

34.1	EFFECTIVE DATE
This Petroleum Agreement shall become effective on the Effective Date.
IN WITNESS WHEREOF, the Parties have executed this Petroleum Agreement in Tunis, TUNISIA on the date first above mentioned.

CANADIAN SUPERIOR ENERGY INC.	JOINT EXPLORATION, EXPLOITATION AND PETROLEUM SERVICES COMPANY

Per:	Per:
By:	By:

Title:	Title:

August 27, 2008	46	7th of November Block/EPSA

EXHIBIT"A"

DESCRIPTION OF THE CONTRACT AREA

The Contract Area of this Petroleum Agreement encompasses the entire area of the 7" of November Block which is located on the Tunisian and Libyan offshore acreages on both sides of the delimitation line of the continental shelf.

The location of the Contract Area, in terms of Latitudes and Longitudes is as indicated below:

The area on the Libyan side is bounded west of a line connecting two points;

(5) -34 degrees 35 minutes North and 13 degrees East.
(6) -34 degrees 15 minutes North and 13 degrees East.

and west along the extension of Latitudes 34 degrees' 35 minutes North of point (5) and 34 degrees 15 minutes North of point (6) to the intersection with the delimitation line defined by the agreement for the implementation of both verdicts of the International Court of Justice signed by both countries .

The area on the Tunisian side in bounded east of a line connecting two points;

(1) -34 degrees 30 minutes North and 12 degrees East.
(10) -34 degrees 05 minutes North and 12 degrees East.

and east along the extension of Latitudes 34 degrees 05 minutes from point (10) and 34 degrees 30 minutes east from point (1) to the intersection with the delimitation line defined by the agreement for the implementation of both verdicts of the International Court of Justice signed by both countries.

EXHIBIT "B"

MINIMUM EXPLORATION PROGRAM FOR THE EXPLORATION PERIOD

Attached to and made a part of the Exploration and Production Sharing Agreement between

JOINT OIL and Canadian Superior Energy Inc. dated the 27 day of August, 2008.

A) During the first phase of the Exploration Period the following Exploration Program, as a firm minimum, shall be carried out with respect to the entire Contract Area:

1. Such number of seismic crew months as may be necessary to survey five hundred (500) square kilometers of three dimensional seismic lines: and

2. Three (3) firm New-Field Wildcats to be drilled to a minimum depth of the shallower of:

(a) three thousand five hundred (3500) meters sub-sea:

(b) two hundred (200) meters into the Serj Formation:

(c) any impenetrable condition encountered at least three thousand (3000) meters sub-sea.

For the purposes hereof, an impenetrable condition shall be deemed to include: (i) an impenetrable formation or zone: (ii) a cavity; (iii) excessive pressure or water flow: (iv) any other substance or condition, similar or dissimilar, which cannot reasonably or economically be overcome by ordinary drilling methods: and (v) any situation or condition rendering further drilling operations impracticable. Upon encountering an impenetrable condition at least three thousand (3000) meters sub-sea, Second Party shall promptly notify JOINT OIL in writing and in such written notification provide a reasonable technical explanation of the impenetrable condition, the seriousness of the same and its impact on drilling operations.

At least one New-Field-Wildcat shall be drilled in the Sub-Contract Area "B" of the entire Contract Area.

Subject to prior written approval of JOINT OIL, Second Party may request, based on technical justification, to transfer any of the above commitment from one Sub-Contract Area to another.

In addition to the above mentioned exploration program, Second Party commits to drill One (1) Appraisal Well on the Zarat Discovery extension within the Contract Area.

B) Without prejudice of the provisions of Article 12.2.3, any transferred part of the Minimum Exploration Program to the second phase shall be based on technically justifiable reasons and subject to Joint Oil's approval, which shall not be unreasonably withheld.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 10, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer